Exhibit 99.4

Cautionary statement and disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward-looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources Limited and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources Limited and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources Limited and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

Vedanta is uniquely positioned to deliver sustainable value 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 1 2 3 4 5 6 7 uniquely positioned to deliver sustainable value Well positioned to capitalize on India’s growth and benefit through the cycles with attractive commodity mix World-class natural resources powerhouse with low cost and long-life diversified asset base Focused on digitalization and innovation to drive efficiency and resilience Proven track record of operational excellence with well invested assets Robust financial profile with strong ROCE, increasing cash flow and balance sheet Committed to ESG leadership in the natural resources sector Disciplined capital allocation framework with emphasis on superior and consistent shareholder returns

Near term macro challenges Vedanta’s levers to counter macro challenges Levers at Vedanta to counter near term macroeconomic challenges 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 Global economy is facing various challenges: Broadening inflation pressure, Rapid and synchronized tightening of monetary conditions weighing down demand Slackening consumer confidence, Lockdowns induced slowdown in China, and weak property sector Geo-political instability Recent commodities’ prices decline is driven by near term macro challenges, however, supply gap increase potential is expected to support prices Cost optimization with improved linkage coal materialization and operational efficiencies Volume growth and vertical integration to reduce market volatility impact and create value Digitalization stage 2 aimed at delivering 5% EBITDA impact Improve free cash flow generation, working capital release through structural streamlining Proactive liability management

Robust cash generation underpinned by strong 2Q performance despite challenging macroeconomic environment

ESG

- Entered exclusive club of top 10 DJSI ranked global Metals & Mining companies; ESG score jumped by 14 points to 76
- 1st Indian metals and mining company to pledge 7 Million Trees as part of WEF '1 trillion trees' campaign
- Vedanta Delhi Half Marathon: #RunForZeroHunger – Contributed 2 mn Meals
- Cairn and IOB turns water positive
- EOI for additional 500 MW renewable energy (RE) procurement after 580 MW RE power delivery agreement in 1Q
- HZL Pantnagar becomes our 1st unit to run entirely on RE power
- Recycled 77% HVLT[3]
- Balco Medical Centre signed MoU with Tata Memorial Centre to drive excellence in cancer care

Operational

Key businesses continue to deliver strong operating performance:

- **Aluminium** production grew 2%YoY; JSG completed capacity ramp-up to 1.8 MTPA; restarted Chotia coal mine
- **Zinc India** refined metal production at 246kt, up 18%YoY
- **Gamsberg** achieved record mined metal production 55kt, grew 43%YoY
- **Oil and Gas** lower production was partially offset by infill wells in MB[1] and RDG[2] field; Signed 10-year extension to operate Rajasthan Oil block
- **Steel** saleable production increased by 11% YoY with completion of debottlenecking activities in 1Q FY23
- **FACOR** ore production grew by 43% YoY

Financial

- Revenue of ₹ 36,237 crore, up 21%YoY
- EBITDA of ₹8,038 crores
- Net debt / EBITDA of 0.7x – best among Indian peers
- Proactive strategic hedging for risk management; recorded ₹1,700 crore gain
- Robust cash generation; FCF (pre capex) ₹ 8,369 crore
- Structural improvement in working capital days by 15%QoQ, released ₹3,717 crores in 2Q FY23
- Strong double-digit RoCE at ~28%
- Paid dividend of ₹ 18,933 crore (₹51/share) in 1H FY23

1. MB: Mangala and Bhagyam, 2. RDG: Raageshwari Deep Gas, 3. HVLT: High Volume Low Toxicity,
HZL: Hindustan Zinc Limited; VAB: Value added business; JSG: Jharsuguda; RoCE: return on capital employed vedanta transforming for good
6
Vedanta Limited
2QFY23 Investor Presentation

Based on provisional ranking for 2022 CSA: Corporate Sustainability Assessment 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 Vedanta amongst top 10 Industry leaders on 2022 Dow Jones Sustainability World Index Vedanta ranks1 6th out of 148 metal and mining companies across the globe Vedanta is amongst top 3 percentile of metal and mining companies across the globe Vedanta’s CSA2 score improved by 14 points to 76 Vedanta’s score jumped significantly across; Environment: 83 (+15), Social: 74 (+18), Governance: 72 (+11) Vedanta: entered in exclusive club of top 10 DJSI ranked global metals & mining companies

ESG Moment: planting a trillion trees (video) 1. Source: World economic forum Part of World Economic Forum’s “1 Trillion Tree” initiative – 1t.org Trees to be planted between 2020 – 2030 Includes reforestation, agro-forestry, mangrove restoration ~175 million kg CO2/annum reduction potential Vedanta to plant 7 million trees Aim 7: Innovations for greener business model What is the trillion-tree movement and why does it matter?1 Click to watch video

Vedanta Delhi Half Marathon: #RunForZeroHunger – contributed 2 Mn Meals



Media Mentions
200+

Nand Ghar by vedanta

40k+ Runners

2 Mn Kilometres = 2 Mn Meals

Social Media Mentions
15k+





Shri Manish Sisodia at the Flag Off



Mrs. Mallika Nadda at Prize Distribution

VEDANTA EMPLOYEES

15k+ Runners 1 Mn+ Kilometres



Vedanta Leadership with Dy. CM



Vedanta Employees at VDHM





Medal made with the zinc from the oldest Zawar mines



WHEN YOU RUN,
WE TAKE A GIANT STEP.
#RunForZeroHunger

20+ national ads in national dailies



Delhi Half Marathon symbolises the spirit of India, says distance running legend Haile Gebrselassie



Delhi Half Marathon, Anil Agarwal's 'Zero Hunger' dream | In conversation with Vedanta's Priya Agarwal

Coverage across top publications



Priya Agarwal Hebbar & Milind Soman



Vedanta Townhall with Haile, VDHM Ambassador

Source: Meltwater

vedanta transforming for good

Vedanta Limited
2QFY23 Investor Presentation

9

Key ESG projects across Vedanta Pilot completed for 3 kt in FY22 through scrap recycling; being replicated in FY23 Green Copper (Sterlite Copper) Aim 4: Net Carbon neutral by 2050 or sooner Reduction of lifecycle GHG emissions Installation of Centralized Electronic Blasting System Reduced Man-power and Improved safety Remote Blasting (HZL) Aim 7: Prioritizing safety and health Recover & monetize flare gas to use as CNG and produce ~0.5 MW power Estimated Reduction of ~18,000 TCO2e/annum by FY23 Reducing Gas Flaring (O&G) Aim 4: Net zero carbon by 2050 or sooner Watershed Management BU: VAL - Lanjigarh Aim 5: Achieving net water positivity Project Ranchi Function: HR Fly ash utilization BU: TSPL Ash pond water reuse BU: VAL - Jharsuguda 5% Biomass co-firing BU: All metals & power 4.6 million m3 water recharged through infra creation | Improving livelihoods of community Outcome: Uplift 1,000 young women by providing livelihood training and recruitment into Vedanta Outcome: Utilization in cement, road const. and brick manufacturing; MoU for 4 MTPA cement grinding unit Outcome: 5,000 m3/day of water reuse in power plant operations Outcome: Estimated Biomass co-firing for FY23 134,000 MT 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

1. Spend numbers are unaudited Steadily progressing on our repurposed ESG strategy: Pillar 1 – transforming communities Healthcare > 30 Initiatives Drinking water and sanitation > 17 Initiatives Children’s well-being and education > 26 Initiatives Community Infrastructure 15 Initiatives Sports and culture > 12 Initiatives Women Empowerment > 7 Initiatives Environment protection & restoration > 5 Initiatives Agriculture and animal husbandry > 11 Initiatives Areas of Focus in CSR Total Beneficiaries 2.40+ mn 1H FY23 CSR Spend1 ₹ 147+ crores Total Nandghars 3609

Our aims Key KPIs (UoM) Baseline (FY21) 2030 Target Key strategic initiatives/outcomes Net carbon neutrality by 2050 or sooner Absolute GHG emissions (TCO2e) 60mn 45mn 500 MW RE power EOI issued Biomass usage ~28000 MT in 1H FY23 ~ 1 Billion units of RE power procured in Aluminium BU in 1H FY23 Planned Turbine(1) revamping for efficiency improvement. Ordering to be planned in 3Q. Biodiesel pilot project launched at Balco Internal Carbon Price rolled out from 1st Oct Waste heat power generation augmented by 5MW to 35MW at VAB GHG intensity (TCO2e/T of metal) 6.45 5.2 (2025) Renewables in operations (RE RTC, MW) 67 2.5 GW Achieving net water positivity by 2030 Water recycled (%) 31 Net Water Positive Completed water risk assessment for all business units Completed third party audit at VZI’s BMM site for water positivity Onboarded partner and initiated field visits for Cairn’s 1.05 million cubic meter rainwater harvesting project Jharsuguda Smelter-1 becomes national benchmark in water efficiency Innovating for a greener business model Waste utilization (HVLT) (%) 94 Zero Legacy waste(2027) Finalized contract with leading cement manufacturers for utilization of 80 Kt of ‘Spent Pot Line’ waste Vedanta commits to plant 7 million trees by 2030; as part of 1 trillion tree initiative by World Economic Forum TSPL signs MOU to set up the grinding unit for fly ash utilization R&D for new technologies - Ongoing Balco: Bharat Aluminium Company; RE: renewable energy, VZI: Vedanta Zinc International, TSPL: Talwandi Sabo Power Limited Steadily progressing on our repurposed ESG strategy: Pillar 2 – transforming the planet 0: 99: 168

Our aims Key KPIs (UoM) Baseline (FY21) 2030 Target Key strategic initiatives/ outcomes Prioritizing safety and health of employees Fatal incidences (Number) 8 Ongoing target- Zero Fatalities Conducted CRM- 7 design workshops Launched CRM- Top 3 risk control initiatives Real time tracking of fatal potential observations for closure within 24 hours of reporting Conducted Safety webinars with SME’s Launched HSE Digital- Incident Management module via Enablon platform Promote gender parity, diversity and inclusivity Gender diversity in organization (%) 11.2 20% women employees Identified 120 women leaders across grades and functions who are being developed for future CXO roles Vice Chairman workshops for women leaders Vedanta DEI council is set to launch ‘V-Shakti’ – A Women Leadership Development Program in 3Q FY23 Workshops on Unconscious Bias for managers and Gender Intelligence for CXOs to launch in 3Q FY23 Adhere to global business standards of corporate governance Zero controversies on corporate governance (Number) 0 Ongoing target- Zero controversy DJSI scores improve from 62 (2021) to 76 (2022); placing Vedanta among the Top 10 companies in the metals & mining sector Voluntarily released Integrated Annual Report, Annual Sustainability report, TCFD, and Tax Transparency report VEDL awarded with ‘Golden Peacock Global Award’ for excellence In Corporate Governance - 2022 DEI: Diversity, Equity and Inclusion Steadily progressing on our repurposed ESG strategy: Pillar 3 – transforming the workplace 0: 99: 168

1. 5% number is based on FY22 EBITDA, 2. xR: Extended Reality Digitalization focus to become a data driven organization 5 4 3 2 1 Creating 10% EBITDA impact Digital Mission - 2025 Pratham – 1: Working towards high EBITDA impact initiatives Digitalization - Stage 1 Design of Digital Vision, Identification of Focus Area Digital Landscape Pratham – 2 : 100% automation in Enabling functions Acceleration of key initiatives Implementing successful pilots Digitalization – Stage 2 Roadmap, Identification of objectives linked to Strategy Digital Strategy We are here 1% EBITDA impact Aim to deliver 5% EBITDA1 impact Focus Area 01 03 04 02 Digitalization Smart Operations and Asset Optimization Workplace safety Logistics Optimization Enabling functions Automation Key tools/techniques being used Achieved Impact Advanced process control (APC) Predictive analytics Asset performance monitoring (APM) xR based training2 130+ 150+ Initiatives completed Initiatives in pipeline 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

1. SK: SK mines, 2. RA: Rampura and Agucha mine, 3. Solos: Terminology used for Drilling Equipment Digitalization Use Case : Smoke Hour Drilling KPI: Smoke hour drilling meters Automatic operations from Surface with Minimal manual intervention during shift changeover and after blasting Provides flexibility and control in challenging environments through advanced automation Increased productivity of 0.5 KT MIC per month Outcome and advantages: Being used in SK1 and RA2 mines Solos3 16 running from surface 7 km drilled in Sep’22 Tele-remote mode Current Status: MIC Impact per month > Next Step > Target to drill 8 Km/month using Tele remote drilling facility in FY23 MIC (kT)

Alumina: production and COP COP: Cost of production; JSG: Jharsuguda; VAP: Value added products; Aluminium: strong volume delivery and improved COP on operational and buying efficiencies Aluminium: Achieved record metal production Key highlights: Quarterly: Aluminium production up 3% QoQ and 2% YoY VAP sales stood 213 kt Aluminium COP decreased by 8% QoQ; driven by improved operational and buying efficiencies Alumina production decreased by 6% QoQ and 11% YoY due to scheduled maintenance Restarted Chotia coal mine operations in Sep’22 Half Yearly: Aluminium production increased by 3% YoY Aluminium COP higher YoY due to higher energy cost and headwinds in input commodity prices 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

Aluminium: growth and vertical integration projects underway to reduce market volatility impact and create value

- **Aluminium capacity expansion to 3 MTPA**
  - JSG capacity ramp-up to 1.8 MTPA – **Completed**
  - Balco capacity expansion to 1 MTPA – 2QFY24
  - Debottlenecking for balance 0.2 MTPA – 3QFY24
- **Value added product capacity expansion to 90%**
  - JSG VAP expansion to 1.6 MTPA – 2QFY24
  - Balco VAP expansion to 1.1 MTPA – 2QFY24
- **Alumina capacity expansion**
  - Environmental clearance is in place
  - New 3MTPA expansion project
    - Train I, 1.5 MTPA – 4QFY23
    - Train II, 1.5 MTPA – 3QFY24
  - 1 MTPA via debottleneck initiatives – FY24
- **Bauxite security:**
  - Enhance delivery from existing mine
  - Participation in new mines auction
- **Coal security: 100% operationalization of all coal mines**
  - 1.0 MTPA Chotia – Mining recommenced in Sep'2022
  - 2.6 MTPA Jamkhani - mining to commence in 3QFY23
  - 6 MTPA Radhikapur (W) – mining targeted by 2QFY24
  - 8 MTPA Kurloi (North) – mining targeted by 4QFY24
  - 20 MTPA Ghogharpalli – Declared as successful bidder
  - Barra Coal Block – estimated reserves of 900mnt

Lanjigarh refinery expansion projects status


Ball Mill Erection


Causticization Structure


Digestion Heater Erection


Evaporation Dome Erection

Note: All the Capex are Subject to all requisite government approvals as per schedule vedanta transforming for good
17
Vedanta Limited
2QFY23 Investor Presentation

Production impacted due to breakdown of an acid storage tank at Chanderiya plant in 2Q FY23 COP is excluding royalty Zinc India: delivering sustainable growth Key quarterly performance highlights: Highest-ever 2Q mined metal production up 3% YoY Best-ever 2Q refined metal production1, up 18% YoY driven by improved smelter performance and better mined metal availability; last year volume was impacted by extended maintenance shutdown Integrated zinc, refined lead and silver production increased by 16%, 22% and 28% on YoY basis, respectively COP improved marginally on QoQ basis on operational efficiencies despite higher coal and other input commodity prices; continues to be in 1st quartile cost curve globally Mined Metal Refined Metal Silver 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 Key half yearly performance highlights: Best-ever first half mined metal production, up 8% YoY Highest-ever first half refined metal up 13% YoY driven by consistent mined metal flow from mines and better plant availability Integrated zinc, refined lead and silver production increased by13%, 16% and 19% on YoY basis, respectively

MIC: Metal in concentrate; COP: Cost of production Gamsberg - Production Gamsberg - COP Key highlights: Quarterly: Achieved highest ever MIC production 43%YoY growth Highest recovery of 78.5%. Highest concentrate grade produced in Sep’22 – 49%. Highest ore treatment 1.08MT. Successfully completed the South Pit Recovery COP exc. TcRc decreased by 20%YoY driven by operational efficiencies, higher MIC production, exchange rate depreciation and lower mining costs partially offset by lower by-product credits Half Yearly: Achieved highest MIC production of mined metal with 27% YoY growth COP exc. TcRc lower by 6%YoY Gamsberg phase 2: Project progress on track of completion by 2H FY24 Mining contractor appointment is scheduled 3Q FY23 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 Zinc International: Gamsberg delivers record MIC production; cost improves on increased recovery and operational efficiency

Key highlights: Production: Impact of natural decline in Rajasthan and Offshore blocks partly offset by infill wells in Mangala, Bhagyam and Raageshwari Deep Gas Opex: $13.5/boe in 2Q FY23 compared to $13.0/boe in 1Q FY23 mainly due to increase in polymer prices and maintenance activities New Blocks: Secured 8 blocks in DSF-III round & 1 block in special CBM round 2021 Growth Projects: Infill wells: Drilled 17 wells across Bhagyam, ABH, Satellite Fields and Raageshwari Deep Gas Jaya and Hazarigaon facilities completion in progress; production to start in 3Q FY23. Exploration: 2 exploration wells drilled in Ravva; Success in one well which has been put to production. Shale: Drilling commenced for first well in Rajasthan block to unlock the unconventional potential Gross production (kboepd) Opex ($/boe) Kboepd: Thousand barrel of oil equivalent per day; Boe: barrel of oil equivalent ABH: Aishwarya Barmer hills 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 Oil & Gas: lower production was partially offset by infill wells; focused on delivery of growth projects

Iron ore and VAB VAB : Production and Margin Karnataka Iron ore sales Iron ore – Karnataka: Quarterly sales increased 8%YoY and 44% QoQ Half yearly Iron ore sales was down by 11%YoY due to delay in implementation of procedural changes by DMG for sale of material Value added business (VAB): Quarterly VAB production was lower by 42%YoY and 36%QoQ due to shutdown taken at the smaller blast furnaces. Half yearly VAB production was lower by 24% VAB quarterly margin was lower by 85% YoY and 88% QoQ. Margins were impacted mainly due to imposition of export duty Iron ore – Western Cluster, Liberia: Ore production started in July and material transportation from mine to port started on 16th Sep. All necessary government approvals were obtained. First shipment planned in 3Q FY23 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

* Margin ($/T): Excludes impact of mines -4 $/t 1QFY23, -35 $/t 2QFY23 and -23 $ H1 FY23. ESL Steel and FACOR ESL: key performance highlights Quarterly saleable production up 11%YoY on account of completion of debottlenecking activity in blast furnace -3 in 1Q FY23 Half yearly saleable production increased by 2%YoY despite decrease in hot metal due to improvement in yield. Margins decreased amidst softening of steel prices post imposition of export duties by GOI and higher Coking coal prices FACOR: key performance highlights Quarterly and Half yearly ore production higher by 43% YoY and 18% YoY respectively due to operational efficiencies. Quarterly Ferro Chrome production was lower 39%QoQ and 42%YoY on account of shutdown taken for relining of furnace in 2Q FY23. Half Yearly Ferro Chrome production was lower by 22% YoY in line with planned maintenance shutdown of Furnace in 2Q FY23 Quarterly CoP maintained at 1Q FY23 level New 60ktpa furnace is on track to be commissioned by Dec’22 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

Strategy to enhance long term value Committed to ESG leadership Augment reserves & resources base Operational excellence and cost leadership Optimize capital allocation & maintain strong Balance Sheet Delivering on growth opportunities Achieve net zero carbon mission by 2050 and water positivity by 2030 Disciplined approach to exploration Focus on full capacity utilization Improve business efficiencies Maintain 1st quartile cost curve positioning globally Digital transformation Maximize Free cash flow and optimize leverage Disciplined capital allocation Proactive risk management Timely execution of growth projects Focus on growing our operations organically through brownfield opportunities STRATEGIC PRIORITIES FOCUS AREAS

VEDANTA LIMITED INVESTOR PRESENTATION 2QFY23 Finance Update Ajay Goel Acting Group Chief Financial Officer

Excludes custom smelting at Copper Business ROCE (return on capital employed) is calculated as EBIT net of tax outflow divided by average capital employed 2QFY23 financial snapshot Revenue EBITDA EBITDA Margin1 Profit after tax ₹ 36,237 crore ₹ 8,038 crore 25% ₹ 2,690 crore 21% YoY 24% YoY Strong margin 54% YoY ROCE 2 Cash and Cash equivalents Net Debt Net Debt / EBITDA c.28% ₹ 26,453 crore ₹ 32,144 crore 0.7x ~200 bps YoY Strong liquidity position Maintained at low-level

Market & Regulatory (3,536) crore Aluminium (2,404) Zinc (1,230) Oil and Gas (314) Iron and Steel (635) Zinc (178) Aluminium 107 Iron & Steel 253 Aluminium 163 Zinc 153 EBITDA bridge 2QFY23 vs. 1QFY23 (QoQ comparison) (In crore) 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 Operational: 490 crore

Market & Regulatory (3,665) crore Aluminium (1,548) Oil & Gas 691 Steel 284 Zinc 686 Aluminium 99 Aluminium (276) Iron & Steel (224) Oil & Gas (134) EBITDA bridge 2QFY23 vs. 2QFY22 (YoY comparison) (In crore) 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 Operational: 122 crore

Net Debt Walk- 2QFY23 (In crore) 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 FCF Post Capex Rs 5,458 Cr Inventories, debtors and other 1,642 Creditors/ Advances 2,075

Balance sheet and debt breakdown Net debt / EBITDA – maintained at low level Liquidity: Cash and cash equivalents at 26,453 crore Net Interest * : Interest Income – Returns ~5.3% Interest Expense – interest rate ~7.7% Maturity: proactive credit management; average term debt maturity ~3.8 years Credit Rating: CRISIL rating at AA with stable outlook India ratings at IND AA with stable outlook Gross Debt In $bn In ₹ 000’ crores Term debt 6.1 49.8 Working capital 0.4 3.2 Short term borrowing 0.7 5.6 Total consolidated debt 7.2 58.6 Cash and Cash Equivalents 3.3 26.5 Net Debt 3.9 32.1 Debt breakup ($7.2bn) - INR Debt 94% - USD / Foreign Currency Debt 6% Debt breakdown (as of 30th Sep 2022) * 1H FY23 Average rate

Full year Capex guidance 1.0 1.2 1.5 1.2 0.7 1.1 1.6 1.6 FCF pre capex, $bn ~2.8 ~2.0 ~2.8 ~1.8 ~2.2 ~3.6 ~1.8 ROCE1 ~15% ~17% ~13% ~11% ~19% ~30% ~28% Growth capex and returns profile Growth Capex profile, $bn 1. ROCE is calculated as EBIT net of tax outflow divided by average capital employed on LTM basis 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

Appendix VEDANTA LIMITED INVESTOR PRESENTATION 2QFY23

Zinc India Mined Metal : 1,050 - 1,075 Kt Finished Metal: 1,000 – 1025 Kt Silver: c. 700 - 725 tonnes COP (FY23): $1,225/t - $1,275/t excluding royalty Aluminium Alumina: 2.0 - 2.1 Mtpa Aluminium: 2.2 - 2.3 Mtpa COP1 (2H FY23): $2,150/t - $2,250/t Zinc International Gamsberg: 200 - 225 tonnes BMM: 60 – 70 Kt COP (2H FY23): $1,300/t – $1,400/t Oil & Gas Average Gross Volume: 145-155 kboepd Opex (2H FY23): $13-14/boe Iron Ore Karnataka (WMT): 5.0 – 5.5 Mtpa Pig Iron: 750 - 800 Ktpa Goa: To be updated on re-start of operations ESL Hot Metal: 1.5 mn tons Power TSPL plant availability: >85% Copper - India To be updated on re-start of operations 1. Hot metal CoP FY23 guidance

Income statement

- **Depreciation & Amortization**
  - Higher by 24% YoY & 6% QoQ mainly due to increase in depletion charge in Oil & Gas business and amortization in Zinc India
- **Finance Cost**
  - Increased 54% YoY due to increase in average borrowings, partially offset by reduction in average rate of borrowings.
  - Increased 36% QoQ due to increase in average debt and rate of borrowings.
- **Investment Income**
  - Higher 9% YoY & 8% QoQ due to mark to market movement and change in investment mix.
- **Taxes**
  - The normalized ETR is 44% in 2Q FY23, as compared to 23% in 1Q FY23 and 26% in 2Q FY22, which is higher on account of change in profit mix and one-time impact of MAT Asset recognition of Rs. 505 Cr in 1Q FY23.

In ₹ Crore	2Q FY23	1Q FY23	2Q FY22
Revenue from operations	**36,237**	**38,251**	**30,048**
Other operating income	417	371	353
EBITDA	**8,038**	**10,741**	**10,582**
Depreciation & amortization	(2,624)	(2,464)	(2,118)
Exploration Cost written off	(96)	(62)	-
Finance Cost	(1,642)	(1,206)	(1,066)
Investment Income	631	583	579
Exchange gain/(loss)	(177)	(332)	(74)
Exceptional item Credit/(Expense)	234	-	(97)
Tax (Charge)/Credit	(1,828)	(1,668)	(2,028)
Tax credit/(charge) on exceptional items	154	-	34
PAT before exceptional	2,302	5,592	5,875
Profit/(Loss) After Taxes	**2,690**	**5,592**	**5,812**
Minorities % (after exceptional items)	33%	21%	21%

Note: Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation
ETR: Effective Tax Rate;

vedanta transforming for good
Vedanta Limited
2QFY23 Investor Presentation
33

Capex approved for Cairn represents Net capex, however Gross capex is $4.2 bn. Is based on exchange rate at the time of approval. Is based on exchange rate at the time of incurrence Unspent capex represents the difference between total capex approved and cumulative spend as on 30th Sep 2022. Project capex Capex in Progress (In $ mn) Status Approved Capex2 Spent up to FY223 Spent in 1HFY23 Unspent4 as on 30th Sep 2022 Cairn India1 – Mangala infill, Bhagyam & Aishwariya Polymer, Liquid handling , ASP , OALP, Tight oil & gas etc. 3,070 1,178 204 1,688 Aluminium Sector Jharsuguda 1.25mtpa smelter, 550ktpa VAP capacity expansion In progress 3,280 3,035 69 176 Lanjigarh Refinery – 5mtpa In Progress 1,563 964 85 513 Balco smelter and Rolled product capacity expansion In Progress 935 70 24 841 Zinc India   Mine expansion 2,077 1,809 23 245 Others 630 156 7 467 Zinc International   Gamsberg Phase II Project In Progress 466 - 20 446 Iron Ore Project In Progress 37 9 11 17 ESL 1.5 to 3 MTPA hot metal 349 24 31 294 Avanstrate   Furnace Expansion and Cold Line Repair 189 80 28 81 Capex Flexibility   Metals and Mining   Tuticorin Smelter 400ktpa Project is under Force Majeure 717 198 1 518 Skorpion Refinery Conversion Currently deferred till Pit 112 extension 156 17 - 139

Entity-wise Cash and Debt Company Sep 30, 2022 Jun 30, 2022 Sep 30, 2021 Debt Cash & Cash Eq Net Debt Debt Cash & Cash Eq Net Debt Debt Cash & Cash Eq Net Debt Vedanta Limited Standalone 45,296 3,953 41,343 45,177 4,903 40,274 30,462 1,697 28,765 Cairn India Holdings Limited1 963 1,973 (1,010) 1,595 2,860 (1,265) 2,792 2,064 727 Zinc India 2,111 17,807 (15,696) 2,814 24,254 (21,439) 4,559 23,662 (19,103) Zinc International - 1,264 (1,264) - 831 (831) 134 477 (344) BALCO 1,035 392 642 1,023 356 667 1,953 1,640 313 Talwandi Sabo 6,852 143 6,709 6,963 45 6,919 7,292 369 6,923 ESL 2,490 384 2,106 2,597 285 2,312 2,920 446 2,474 Others2 (150) 536 (686) 970 810 161 928 295 634 Vedanta Limited Consolidated 58,597 26,453 32,144 61,140 34,342 26,799 51,040 30,650 20,389 Notes: 1. Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the group’s share in the RJ Block 2. Others includes MALCO Energy, CMT, VGCB, Fujairah Gold, FACOR, Vedanta Limited’s investment companies, ASI and Inter company elimination (In crore)

Note: USD–INR: 81.5 on 30th Sep 2022 Funding sources and term debt maturities Term debt of $4.4bn at Standalone and $1.7 Bn at Subsidiaries, total consolidated $6.1 Bn Diversified Funding Sources for Term Debt of $6.1 Bn (as of 30th Sep 2022) Term Debt Maturities : ₹ 49,771 crore ($6.1 Bn) (as on 30th Sep’22) In ₹ 000’ crore 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 4.8 9.4 8.0 27.6

Segment Summary – Aluminium Particulars (in’000 tonnes, or as stated) Quarter Q4 Q3 Half year Full year 2QFY23 2QFY22 % YoY 1QFY23 1HFY23 1HFY22 % YoY Alumina – Lanjigarh 454 511 (11%) 485 939 993 (5%) Total Aluminum Production 584 570 2% 565 1,149 1,118 3% Jharsuguda 443 423 5% 423 866 828 5% Korba 141 146 (4%) 142 283 291 (3%) Financials (In crore, except as stated) Revenue 13,486 12,119 11%  14,644  28,130 22,382 26% EBITDA – BALCO (148) 1,110  - 361  213 2,082 (90%) EBITDA – Vedanta Aluminium 909 3,537  (74%) 1,890  2,799 6,290 (55%) EBITDA Aluminum Segment 761 4,647 (84%) 2,251 3,012 8,372 (64%) Alumina CoP – Lanjigarh ($/MT) 404 282 43% 371 387 270 43% Alumina CoP – Lanjigarh ( /MT) 32,200 20,900 54% 28,600 30,300 20,000 52% Aluminium CoP – ($/MT) 2,429 1,647 47% 2,653 2,541 1,588 60% Aluminium CoP – ( /MT) 1,93,600 1,21,900 59% 2,04,400 1,99,200 1,17,300 70% Aluminum CoP – Jharsuguda ($/MT) 2,405 1,611 49% 2,615 2,509 1,550 62% Aluminium CoP – Jharsuguda( /MT) 1,91,700 1,19,300 61% 2,01,500 1,96,700 1,14,500 72% Aluminum CoP – BALCO ($/MT) 2,512 1,752 43% 2,769 2,641 1,696 56% Aluminium CoP – BALCO ( /MT) 2,00,200 1,29,700 54% 2,13,400 2,07,000 1,25,300 65% Aluminum LME Price ($/MT) 2,354 2,648 (11%) 2,875 2,604 2,528 3%

Aluminium profitability 1QFY23 $/t 2QFY23 2,653 2,875 165 250 3290 (828) (1237) (588) (110) 527 2,429 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

Segment Summary – Zinc India

Production *(in '000 tonnes, or as stated)*	Quarter				Half year		
	2QFY23	2QFY22	% YoY	1QFY23	1HFY23	1HFY22	% YoY
Mined metal content	**255**	**248**	**3%**	**252**	**507**	**470**	**8%**
Integrated metal	**246**	**209**	**18%**	**260**	**506**	**445**	**14%**
Refined Zinc – Integrated	189	162	16%	206	395	350	13%
Refined Lead – Integrated[1]	57	47	22%	54	110	95	16%
Refined Saleable Silver - Integrated (in tonnes)[2]	194	152	28%	177	371	313	19%
Financials *(In ₹ crore, except as stated)*							
Revenue	8,078	5,897	37%	9,175	17,253	12,220	41%
EBITDA	**4,341**	**3,281**	**32%**	**5,230**	**9,571**	**6,789**	**41%**
Zinc CoP without Royalty (₹ /MT)	1,00,300	83,200	21%	97,400	98,700	81,000	22%
Zinc CoP without Royalty ($/MT)	1,259	1,124	12%	1,264	1,260	1,096	15%
Zinc CoP with Royalty ($/MT)	1,708	1,528	12%	1,799	1,751	1,495	17%
Zinc LME Price ($/MT)	3,271	2,991	9%	3,915	3,580	2,955	21%
Lead LME Price ($/MT)	1,976	2,340	(16%)	2,199	2,083	2,237	(7%)
Silver LBMA Price ($/oz)	19.2	24.4	(21%)	22.6	20.9	25.5	(18%)

1. Excludes captive consumption of 1,977 tonnes in 2Q FY 2023 vs 2,269 tonnes in 1Q FY2023 and 1,977 tonnes in 2QFY2022. For H1 FY23, it was 4,248 tonnes as compared to 3,588 tonnes in H1 FY22.
2. Excludes captive consumption of 10.44 tonnes in 2Q FY 2023 vs 11.74 tonnes in 1Q FY2023 and 11.25 tonnes in 2QFY2022. For H1 FY23, it was 22.18 tonnes as compared to 20.18 tonnes in H1 FY22.

vedanta
transforming for good
39
Vedanta Limited
2QFY23 Investor Presentation

Segment summary – Zinc International Production (in’000 tonnes, or as stated) Quarter Half year 2QFY23 2QFY22 % YoY 1QFY23 1HFY23 1HFY22 % YoY Refined Zinc – Skorpion -  -  - - -  - - Mined metal content- BMM 19 16 16% 15 33 31 8% Mined metal content- Gamsberg 55 39 43% 53 108 85 27% Total 74 55 35% 68 141 116 22% Financials (In Crore, except as stated)               Revenue 1,440  1,044 38% 1,459 2,899  2,164 34% EBITDA  591 299 98% 589  1,180 699 69% CoP – ($/MT) 1,464 1,390 14% 1,710 1,582 1,321 20% Zinc LME Price ($/MT) 3,271 2,991 25% 3,915 3,580 2,955 26% Lead LME Price ($/MT) 1,976 2,340 (6%) 2,199 2,083 2,237 (6%)

Segment Summary – Oil & Gas OIL AND GAS (boepd) Quarter Q1 Half Year 2QFY23 2QFY22 % YoY 1QFY23 1HFY23 1HFY22 % YOY Average Daily Gross Operated Production (boepd) 140,471 165,327 (15%) 148,104 144,267 165,114 (13%) Rajasthan 120,805 141,766 (15%) 127,815 124,291 140,787 (12%) Ravva 9,952 14,282 (30%) 10,990 10,468 14,471 (28%) Cambay 9,657 9,279 4% 9,209 9,434 9,856 (4%) OALP 57 - - 90 73 - - Average Daily Working Interest Production (boepd) 91,174 106,707 (15%) 96,206 93,676 106,288 (12%) Rajasthan 84,563 99,236 (15%) 89,471 87,004 98,551 (12%) Ravva 2,239 3,213 (30%) 2,473 2,355 3,256 (28%) Cambay 3,863 3,712 4% 3,684 3,774 3,942 (4%) KG-ONN 2003/1 451 546 (17%) 489 470 538 (13%) OALP 57 - - 90 73 - - Total Oil and Gas (million boe)               Oil & Gas- Gross operated 12.9 15.2 (15%) 13.5 26.4 30.2 (13%) Oil & Gas-Working Interest 8.4 9.8 (15%) 8.8 17.1 19.5 (12%) Financials (In crore, except as stated) Revenue 3,869 2,892 34% 4,083 7,952 5,377 48% EBITDA 2,018 1,384 46% 2,081 4,099 2,448 67% Average Oil Price Realization ($/bbl) 94.8 71.3 33% 109.8 102.5 69.1 48% Brent Price ($ / bbl) 100.9 73.5 37% 113.9 107.3 71.2 51%

Segment Summary – Oil & Gas

OIL AND GAS (boepd)	Quarter				Half Year		
	2QFY23	2QFY22	% YoY	1QFY23	1HFY23	1HFY22	% YOY
Average Daily Production							
Gross operated	140,471	165,327	(15%)	148,104	144,267	165,114	(13%)
Oil	118,279	138,121	(14%)	126,292	122,264	139,044	(12%)
Gas (Mmscfd)	133	163	(18%)	131	132	156	(15%)
Non-operated- Working interest	451	546	(17%)	489	470	538	(13%)
Working Interest	91,174	106,707	(15%)	96,206	93,676	106,288	(12%)
Rajasthan (Block RJ-ON-90/1)							
Gross operated	120,805	141,766	(15%)	127,815	124,291	140,787	(12%)
Oil	101,898	118,466	(14%)	109,153	105,506	119,148	(11%)
Gas (Mmscfd)	113	140	(19%)	112	113	130	(13%)
Gross DA 1	105,082	125,274	(16%)	110,912	107,981	124,064	(13%)
Gross DA 2	15,575	16,312	(5%)	16,796	16,182	16,543	(2%)
Gross DA 3	147	180	(18%)	107	127	181	(30%)
Working Interest	84,563	99,236	(15%)	89,471	87,004	98,551	(12%)
Ravva (Block PKGM-1)							
Gross operated	9,952	14,282	(30%)	10,990	10,468	14,471	(28%)
Oil	8,812	12,215	(28%)	9,783	9,295	11,992	(22%)
Gas (Mmscfd)	7	12	(42%)	7	7	15	(53%)
Working Interest	2,239	3,213	(30%)	2,473	2,355	3,256	(28%)
Cambay (Block CB/OS-2)							
Gross operated	9,657	9,279	4%	9,209	9,434	9,856	(4%)
Oil	7,513	7,440	1%	7,266	7,390	7,905	(7%)
Gas (Mmscfd)	13	11	18%	12	12	12	0%
Working Interest	3,863	3,712	4%	3,684	3,774	3,942	(4%)
Average Price Realization							
Cairn Total (US$/boe)	95.8	69.7	37%	107.7	101.9	66.8	53%
Oil (US$/bbl)	94.8	71.3	33%	109.8	102.5	69.1	48%
Gas (US$/mscf)	16.9	10.2	66%	16.0	16.4	9.1	80%

vedanta
transforming for good
42
Vedanta Limited
2QFY23 Investor Presentation

Segment Summary – Iron Ore and Steel Steel  Particulars (in million dry metric tonnes, or as stated) Quarter Q4 Q3 Half year Full year as stated) 2QFY23 2QFY22 % YoY 1QFY23 1HFY23 1HFY22 % YoY Sales 1.3 1.3 2% 1.3 2.6 3.0 (12%) Goa 0.0 0.1 (59%) 0.4 0.4 0.5 (18%) Karnataka 1.3 1.2 7% 0.9 2.2 2.5 (11%) Production of Saleable Ore 1.1 1.3 (17%) 1.3 2.3 2.7 (15%) Goa 0.0 -   - - -   Karnataka 1.1 1.3 (17%) 1.3 2.3 2.7 (15%) Production (’000 tonnes)               Pig Iron 121 208 (42%) 189 309 410 (24%) Financials (In crore, except as stated)               Revenue 1,505 1492 1% 1,367 2,872 3,068 (6%) EBITDA 213 559 (62%) 363 576 1,321 (56%) Iron Ore Particulars (in ‘000 tonnes, or as stated) Quarter Q4 Q3 Half Year Full year as stated) 2QFY23 2QFY22 % YoY 1QFY23 1HFY23 1HFY22 % YoY Total Production 324 293 11% 269 593 582 2% Pig Iron 47 38 24% 33 80 90 (11%) Billet Production 235 219 7% 196 431 430 - Billet Consumption (inter category adj.) (227) (160) - (195) (422) (346) - TMT Bar 118 66 80% 106 224 155 47% Wire Rod 103 90 14% 84 188 183 2% Ductile Iron Pipes 48 40 21% 44 92 72 30% Financials (In crore, except as stated)               Revenue 1,985 1,443 38% 1,458 3,443 2684 28% EBITDA (12) 71 - 94 82 295 (72%) Margin ($/t) (4) 32 - 54 19 71 (73%)

Segment Summary – FACOR and Copper FACOR Copper  Production (in ’000 tonnes, or as stated) Quarter Q4 Q3 Half year Full year as stated) 2QFY23 2QFY22 % YoY 1QFY23 1HFY23 1HFY22 % YoY Copper - Cathodes 41 30 39% 38 80 58 37% Financials (In crore, except as stated) Revenue 4,011 3,560 13% 4,215 8,226 7,059 17% EBITDA 15 (38) - (14) 1 (145) - Copper LME Price ($/MT) 7,745 9,372 (17%) 9,513 8,594 9,531 (10%)  Production (in ’000 tonnes, or as stated) Quarter Half year 2QFY23 2QFY22 % YoY 1QFY23 1HFY23 1HFY22 % YoY Total Production               Ore Production 34 24 43% 140 174 147 18% Ferrochrome Production 11 19 (42%) 18 29 38 (22%) Financials (In crore, except as stated)               Revenue 128 210 (39%) 244 372 380 (2%) EBITDA 10 93 (89%) 69 79 155 (49%) Margin ($/MT) (11) 655 - 326 194 537 (64%)

Segment Summary – Power Particulars (in million units) Quarter Half Year 2QFY23 2QFY22 % YoY 1QFY23 1HFY23 1HFY22 % YoY Total Power Sales 3,615 2,904 24% 3,577 7,192 5,621 28% Jharsuguda 634 760 (17%) 837 1,471 1,305 13% BALCO 14 199 (93%) - 14 608 (98%) HZL Wind Power 124 155 (20%) 150 274 289 (3%) TSPL 2,843 1,790 59% 2,590 5,433 3,419 59% Financials (in crore except as stated)               Revenue 1,844 1,276 45% 1,770 3,614 2,501 45% EBITDA 141 264 (46%) 81 222 610 (64%) Average Cost of Generation( /unit) ex. TSPL 3.48 2.17 54% 2.26 3.47 2.24 59% Average Realization ( /unit) ex. TSPL 4.19 3.04 40% 3.00 4.16 3.16 31% TSPL PAF (%) 88% 60% - 77% 82% 59% - TSPL Average Realization ( /unit) 4.5 3.7 22% 4.55 4.53 3.76 20% TSPL Cost of Generation ( /unit) 3.77 3.06 23% 3.91 3.84 2.92 32%

Sales Summary – Zinc and Aluminium Sales volume Quarter Half Year 2QFY23 2QFY22 1QFY23 1HFY23 1HFY22 Zinc-India Sales       Refined Zinc (kt) 189 164 206 395 352 Refined Lead (kt) 57 47 54 110 95 Total Zinc-Lead (kt) 246 211 260 506 447 Silver (tonnes) 194 152 177 371 312 Zinc-International Sales Zinc Refined (kt) - - - - - Zinc Concentrate (MIC) 59 45 60 119 98 Total Zinc (Refined+Conc) 59 45 60 119 98 Lead Concentrate (MIC) 14 9 8 22 16 Total Zinc-Lead (kt) 73 54 68 141 114 Aluminium Sales Sales - Wire rods (kt) 107 74 94 201 146 Sales - Rolled products (kt) 7 8 6 13 16 Sales - Busbar and Billets (kt) 61 97 82 143 186 Sales- Profoundry Alloys (kt) 27 31 28 54 55 Sales- Others (kt) 11 11 11 22 21 Total Value-added products (kt) 213 221 221 434 424 Sales - Ingots (kt) 367 355 335 703 687 Total Aluminium sales (kt) 580 577 556 1,136 1,110

1. Based on Availability 2. Average excludes TSPL Sales summary – Iron & Steel, FACOR and Power Sales volume Quarter Half Year Sales volume 2QFY23 2QFY22 1QFY23 1HFY23 1HFY22 Iron ore sales Goa (mn dmt) 0.0 0.1 0.4 0.4 0.5 Karnataka (mn dmt) 1.3 1.2 0.9 2.2 2.5 Total (mn dmt) 1.3 1.3 1.3 2.6 3.0 Pig Iron (kt) 192 207 103 295 404 Steel sales (kt) 340 293 229 569 566 Pig Iron 49 40 32 81 90 Billet 3 69 0 4 85 TMT Bar 129 67 91 220 150 Wire Rod 111 89 73 184 173 Ductile Iron Pipes 48 38 33 81 68 Facor sales Ferrochrome (kt) 16 19 18 29 39 Copper-India sales Copper Cathodes (kt) 4 2 2 6 6 Copper Rods (kt) 36 31 37 73 55 Sales volume Power Sales (mu) Quarter Half Year 2QFY23 2QFY22 1QFY23 1HFY23 1HFY22 Jharsuguda 634 760 837 1,471 1,305 TSPL 2,843 1,790 2,590 5,433 3,418 BALCO 14 199 - 14 608 HZL Wind power 124 155 150 274 289 Total sales 3,615 2,904 3,577 7,192 5,620 Power Realizations (INR/kWh) Jharsuguda 600 MW 2.86 2.6 2.8 2.82 2.63 TSPL1 4.50 3.70 4.55 4.53 3.76 Balco 2.64 3.97 - 2.64 3.87 HZL Wind power 3.94 3.99 4.08 4.02 4.03 Average Realisations2 4.19 3.04 3.00 4.16 3.16 Power Costs (INR/kWh) Jharsuguda 600 MW 2.73 2.43 2.53 2.61 2.54 TSPL1 3.77 3.06 3.91 3.84 2.92 Balco 2.37 2.54 - 2.37 2.33 HZL Wind power 0.90 0.70 0.75 0.82 0.73 Average costs2 3.48 2.17 2.26 3.47 2.24 .

Currency and commodity sensitivities Commodity prices – Impact of a 10% increase in Commodity Prices Commodity 1H FY23 Average price Impact on EBITDA ($mn) Oil ($/bbl) 107 44 Zinc ($/t) 3,580 164 Aluminium ($/t) 2,604 242 Lead ($/t) 2,083 24 Silver ($/oz) 21 26 Foreign Currency - Impact of ₹ 1 depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ 1,000 crore / year 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113

As of 30-Sep-22 Unlisted entities Listed entities 116: 191: 69 0: 99: 168 237: 125: 49 109: 110: 113 Note: Shareholding as on Sep 30, 2022 *50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd; Group structure Konkola Copper Mines (KCM) 69.7% Vedanta Resources Ltd 64.9% Zinc India (HZL) Vedanta Ltd 79.4% Subsidiaries of Vedanta Ltd Sesa Iron Ore Sterlite Copper Power (600 MW Jharsuguda) Aluminium (Odisha aluminium and power assets) Cairn Oil & Gas* Divisions of Vedanta Limited Talwandi Sabo Power (1,980 MW) 100% Zinc International (Skorpion -100% BMM & Gamsberg-74%) 100% 51% Bharat Aluminium (BALCO) 95.5% ESL Steel limited 100% Ferro Alloy Corporation Ltd. (FACOR)

Disciplined capital allocation framework

Key Strategic Priority — **Optimize Leverage Ratio**

- Intend to deleverage at group level
- Leverage ratio at Vedanta Limited should not be more than 1.5x.



Capital Allocation
1
2
3

CAPITAL EXPENDITURE

Project Capex

- Volume augmentation, cost reduction or creating value added products are key guiding principles for all projects
- Growth projects to ensure minimum guidelines for IRR ~18%

Sustaining Capex

- All sustaining capital expenditure to be a part of Business Plan
- Sustaining capex to be defined and tracked in $/ton

DIVIDEND

Minimum 30% of Attributable Profit after tax (before exceptional items) of Company (excluding profits of HZL)

Dividend income received from HZL will be pass through within 6 months

MERGERS & ACQUISITIONS

Intent to enhance value via acquiring accretive assets/business that have synergies with existing line of core businesses

Maximize Total Shareholder's Return (TSR)

vedanta transforming for good
50
Vedanta Limited
2QFY23 Investor Presentation

Awards and Recognition - 2QFY23

Our group companies received more than 100 awards in the finance, operational excellence, sustainability, CSR and HR categories

Sustainability development & CSR

- Balco awarded with 'CEE Environment excellence award' for Excellence in Environmental Sustainability - Fly Ash Utilization
- HZL awarded with 'GreenCo Gold award' for Dariba Smelting Complex at GreenCo Summit 2022 - CII
- Cairn awarded with ETHR World Future Skills Awards for best Learning Culture in an Organization
- Sterlite Copper awarded with 'Silver Award' at the 43rd CII national Kaizen Competition in the "Restorative Category" for the Kaizen "RM Effectiveness in SOD Reduction from CCR"

Finance and Operational

- VAL – Jharsuguda awarded with 'CII 23rd National Award for Energy Excellence
- Hindustan Zinc's awardee with 'Intellectual Property India award' for Enterprise Risk Management System
- Cairn awarded with 'Golden Peacock National Quality Award' for Excellence in Quality Management category 31st World Congress on 'Leadership for Business excellence & Innovation'
- VAB (Value Added Business) recognized as Energy efficient unit at 23rd CII National Energy Management Awards 2022

Health, Safety & HR

- Balco awarded with 'Happiest workplaces Award 2022' presented by Happy+ with Business world
- HZL awarded with 'People First HR excellence awards 2022' for Leading Practices in Diversity& Inclusion Initiatives
- Cairn's RJ Oil SBU awarded with 'Platinum Award for Grow Care India Occupational Health and Safety Award 2022'
- IOB awarded with 'W.E. Global Employees' Choice Award 2022 in Large Size Category

VAL-J : Vedanta Limited Jharsuguda; HZL: Hindustan Zinc Ltd; VAB: Value added business;

vedanta transforming for good
Vedanta Limited
2QFY23 Investor Presentation
51

Results Conference Call Details Results conference call is scheduled at 5:30 PM (IST) on Oct 28, 2022. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on Oct 28, 2022 from 5:30 - 6:30 PM (IST) Universal Dial-In +91 22 6280 1114 +91 22 7115 8015 India National Toll Free 1 800 120 1221 International Toll Free     Canada     01180014243444 Hong Kong     800964448 Japan     00531161110 Netherlands     08000229808 Singapore     8001012045 UK     08081011573 USA     18667462133 International Toll     Hong Kong       +852 30186877 Japan       +81 345899421 Singapore       +65 31575746 South Africa       +27 110623033 UK       +44 2034785524 USA       +1 3233868721 Online Registration Link https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=0629684&linkSecurityString=2ee00f78c Call Recording Will be available on website Oct 29,2022 onwards